Exhibit 1

MTS Announces Second Quarter 2014 Financial Results

Ra’anana, Israel – August 7, 2014 – MTS – Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a global provider of Mobile Virtual Network Enabler (MVNE), Mobile Money and telecommunications expense management (TEM) solutions and services, today announced its financial results for the second quarter of 2014.

Revenues for the second quarter of 2014 were $1.7 million, compared with $3.1 million in revenues during the same quarter last year and revenues of $1.8 million in the first quarter of 2014. The Company’s operating loss was $291,000 in the second quarter of 2014 compared to an operating profit of $377,000 for the second quarter of 2013 and compared to operating loss of $313,000 in the first quarter of 2014. Net loss for the second quarter was $302,000 or ($0.06) per diluted share, compared with net income of $309,000 or $0.07 per diluted share in the second quarter of 2013 and a net loss of $315,000 or ($0.07) per diluted share in the first quarter of 2014. The principal factor that adversely affected the quarter’s results was the termination of revenues from the agreement with Simple Mobile that ended on December 31, 2013.

Revenues for the six month period ended June 30, 2014 were $3.5 million, compared with $6.4 million for the comparable period in 2013. Net loss for the six months ended June 30, 2014 was $617,000 or ($0.13) per diluted share, compared with net income of $653,000 or $0.14 per diluted share in the comparable period in 2013.

As of June 30, 2014, MTS had cash and marketable securities of $6.0 million, as compared to $6.5 million as of December 31, 2013.

"We are continuing to work diligently to increase revenues and in parallel we are closely monitoring our operating expenses. We are also evaluating several M&A transactions as part of our strategy to enhance our business and increase shareholder value," said Mr. Chaim Mer, Chairman of the Board.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative products and services for Telecom Expense Management (TEM), Enterprise Mobility Management (EMM), Mobile Virtual Network Operators and Enablers (MVNO/MVNE) and Mobile Money services and solutions used by mobile service providers.

The MTS TEM Suite solution enables enterprises to gain visibility and control of strategic fixed and mobile telecom assets, services and IT security policies that drive key business processes and crucial competitive advantage. The MTS cloud, consulting and managed services solutions — including integrated management of invoices, assets, wireless, optimization, usage, mobile device management, procurement, help desk and bill payment, along with dashboards and reporting tools — provide professionals at every level of the organization with rapid access to concise, actionable data.

MTS’s solutions for telecommunication service providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS provides MVNE services to allow the quick launch of new MVNO initiatives in a pay as you grow and revenue share models. In addition, MTS has pre-configured solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, WiMAX, MVNO) to rapidly install a full-featured and scalable solution.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States and Hong Kong and through distribution channels. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Contacts:

Company:

Alon Mualem

CFO

Tel: +972-9-7777-540

Email: Alon.Mualem@mtsint.com

CONSOLIDATED BALANCE SHEETS

 U.S. dollars in thousands

	June 30,	December 31,
	2014	2013
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$5,828	$6,369
Restricted cash	284	63
Restricted marketable securities	149	153
Trade receivables, net	543	943
Other accounts receivable and prepaid expenses	100	147

Total current assets	6,904	7,675

LONG-TERM ASSETS:
Severance pay fund	749	725

PROPERTY AND EQUIPMENT, NET	140	183

OTHER ASSETS:
Goodwill	3,479	3,479
Other intangible assets, net	478	567

Total other assets	3,957	4,046

Total assets	$11,750	$12,629

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2014	2013
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$245	$254
Accrued expenses and other liabilities	1,846	2,200
Deferred revenues	1,790	1,766
Liabilities of discontinued operations	362	362

Total current liabilities	4,243	4,582

LONG-TERM LIABILITIES
Accrued severance pay	875	857
Deferred tax liability	29	29

Total long-term liabilities	904	886

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital	13	13
Additional paid-in capital	20,375	20,317
Treasury shares	(29)	(29)
Accumulated other comprehensive loss	(5)	(6)
Accumulated deficit	(13,751)	(13,134)

Total shareholders' equity	6,603	7,161

Total liabilities and shareholders' equity	$11,750	$12,629

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Three months ended June 30,
	2014	2013	2014	2013
Revenues:
Services	$2,848	$5,326	$1,388	$2,624
Product sales	679	1,071	341	476

Total revenues	3,527	6,397	1,729	3,100

Cost of revenues:
Services	1,205	426	586	184
Product sales	312	1,830	137	921

Total cost of revenues	1,517	2,256	723	1,105

Gross profit	2,010	4,141	1,006	1,995

Operating expenses:
Research and development, net of grants from the OCS	650	668	295	324
Selling and marketing	943	1,128	465	540
General and administrative	1,021	1,548	537	754

Total operating expenses	2,614	3,344	1,297	1,618

Operating profit (loss)	(604)	797	(291)	377
Financial income (expenses), net	(5)	37	(9)	18
Other income (loss), net	(1)	-	-	-

Income (loss) before taxes on income	(610)	834	(300)	395
Tax on income, net	7	181	2	86

Net income (loss)	$(617)	$653	$(302)	$309

Net Income (loss) per share:

Basic and diluted net income (loss) per Ordinary share	$(0.13)	$0.14	$(0.06)	$0.07

Weighted average number of Ordinary shares used in computing basic net income (loss) per share	4,669,108	4,652,979	4,672,635	4,665,557

Weighted average number of Ordinary shares used in computing diluted net income (loss) per share	4,669,108	4,738,092	4,672,635	4,691,529